Exhibit 99.7

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Announces Preliminary First Quarter Results

Vancouver, BC – September 15, 2011: Petaquilla Minerals Ltd. (the “Company”) announces that gold poured during its first quarter of fiscal 2012 has continued its upward trend totalling 18,014 ounces, an increase of 8% compared to the previous quarter. Actual gold mined equalled 61,227 ounces resulting in 43,213 stockpiled gold ounces for the Company’s on/off leach pad project, which commenced production this week as previously forecasted.

Gold sales during the quarter generated approximately US$26.3 million, an increase of 25% compared to the fourth quarter of fiscal 2011, with cash costs per ounce of gold sold continuing to be in the range of US$550 – US$600.

Precious metal sales created total revenue during the first quarter of fiscal 2012 of approximately US$27.2 million, an increase of 27% compared to the previous quarter. The Company’s resultant cash position as at August 31, 2011, stands at approximately US$14.1 million, an increase of 18% compared to US$11.9 as at May 31, 2011.

For the current second quarter of fiscal 2012, the Company anticipates mining approximately 72,000 gold ounces with gold production in the 22,000 – 25,000 range. In addition, at the end of the second quarter, the Company estimates that 47,000 – 50,000 gold ounces will be contained in its stockpile.

The Company wishes to remind shareholders that it will conduct a conference call/webcast on Monday, September 19, 2011, at 10:00 a.m. Pacific/1:00 p.m. Eastern. The webcast will include a presentation regarding fiscal year 2011 results, guidance for the first half of fiscal 2012 and a business update by Richard Fifer, the Company’s Executive Chairman. A replay of the call/webcast will be available for 30 days following the event.

During the webcast/call, shareholder questions will be addressed. To ensure that shareholder questions may be fully answered, please submit all questions by 5:00 p.m. Pacific/8:00 p.m. Eastern on Friday, September 16, 2011, so they may be grouped into general categories and addressed as time permits. To submit a question, please email info@petaquilla.com or fax to (604) 694-0063.

Dial in numbers for the call and the weblink for the webcast are provided in the Company’s news release of September 14, 2011.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Disclaimer. This press release includes forward-looking statements. All statements, other than statements of historical fact, contained in this news release, including, but not limited to, statements regarding future financial results, market assumptions, the estimation of mineral resources and the realization of mineral resource estimates, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Petaquilla’s control that would cause the actual results, performance or achievements of Petaquilla to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions, Petaquilla’s present and future business strategies and the environment in which Petaquilla will operate in the future. Any forward-looking statements speak only as at the date of this document. Petaquilla expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in Petaquilla’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except to the extent required by applicable law. As a result of these factors, the events described in the forward-looking statements in this press release may not occur either partially or at all.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.